Exhibit 12.1

Southcross Energy Partners, L.P.

Ratio of Earnings to Fixed Charges

									Period From		Initial Predecessor to Southcross Energy Partners, L.P.
	Nine Months Ended		Year Ended December 31,						June 2 2009 to December 31,		Period From January 1, 2009 to
	September 30, 2013		2012		2011		2010		2009		July 31, 2009
Earnings(1):
Income before income taxes	$(16,241)		$(4,242)		$7,800		$9,720		$4,780		$1,798
Add:
Fixed charges	11,120		13,487		8,222		12,354		5,504		—
Capitalized interest	(1,325)		(6,300)		(1,800)		—		—		—
Total adjusted earnings	$(6,446)		$2,945		$14,222		$22,074		$10,284		$1,798
Fixed charges(1):
Interest expensed	$8,735		$5,767		$5,372		$10,038		$4,554		$—
Interset capitalized	1,325		6,300		1,800		—		—		—
Amortization of deferred financing costs	947		1,200		900		2,200		900		—
Estimate of interest in “rental expense”	113		220		150		116		50		—
Total fixed charges	$11,120		$13,487		$8,222		$12,354		$5,504		$—

Ratio of Earnings to Fixed Charges	(0.58	)x(2)	0.22	x(3)	1.73	x	1.79	x	1.88	x	—	(4)

(1)   For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.

(2)   The ratio of earnings to fixed charges was less than 1:1 for the nine months ended September 30, 2013.  In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $17.6 million of earnings for the nine months ended September 30, 2013.

(3)   The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2012.  In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $10.5 million of earnings for the year ended December 31, 2012.

(4)   As the Initial Predecessor had no fixed charges during this period, we do not present a ratio for this period.